1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
215.963.5000                                                   Counselors at Law
Fax: 215.963.5001


LEON SALKIN
ASSOCIATE
215.963.5620
lsalkin@morganlewis.com

November 27, 2013

FILED AS EDGAR CORRESPONDENCE

Karen Rossotto, Esq.
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: The Advisors Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and
    811-07102)
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Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on October 29, 2013, regarding the Trust's post-effective amendment No. 155, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 157, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on September 13, 2013 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the RSQ International Equity Fund (the "Fund") as an additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please confirm that the Fund will not charge any fees that would be disclosed in the Form N-1A "Shareholder Fees" table.

     RESPONSE. The Fund does not currently charge any fees that are required to be disclosed in the Form N-1A "Shareholder Fees" table.

2. COMMENT. In the first footnote to the "Annual Fund Operating Expenses" table, please delete the word "operating."




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

     RESPONSE. The requested change has been made.

3.   COMMENT. In the "Principal Investment Strategies" section:

          a. Please delete "is organized or" prior to "maintains its principal place of business outside of the United States" in the third prong of the Fund's "non-U.S. company" definition.

     RESPONSE. The requested change has been made.

          b. Please confirm if the Fund considers collateralized debt obligations ("CDOs") to be "structured notes," and if so, add appropriate disclosure.

     RESPONSE. The Adviser has confirmed that the Fund does not consider CDOs to be structured notes.

          c. Please confirm whether the Fund currently anticipates investing more than 25% of its net assets in Japan, and if so, add appropriate disclosure.

     RESPONSE. The Adviser has confirmed that the Fund does not currently anticipate investing more than 25% of its net assets in Japan. Accordingly, the third to last sentence in the last paragraph of the section has been revised to read as follows:

               To the extent that the Fund invests in Japan, the Adviser will determine the Fund's exposure to Japan using a hybrid approach encompassing both top down and bottom up processes.

4. COMMENT. In the "Principal Risks" section, please delete the sentence "A Fund share is not a bank deposit and it is not insured or guaranteed by the FDIC or any government agency" if the Fund is not advised by or sold through a bank.

     RESPONSE. We respectfully decline to make the requested change because the Fund may be sold through one or more financial intermediaries that are banks or affiliates of banks. In a Letter to Registrants from Barbara J. Green, Deputy Director, Division of Investment Management, SEC (May 13,
     1993), the SEC Staff expressed the view that the disclosure should be included in the prospectuses of any bank sold mutual funds, and not only in the prospectuses of mutual funds sold exclusively by or through banks.

5. COMMENT. In the "Performance Information" section, please disclose if applicable how performance information may be accessed by investors before the Fund has completed a full calendar year of operations (E.G., by telephone or internet).

     RESPONSE. The following sentence has been added to the section: "Current performance information is available by telephone at 1-855-355-4RSQ."


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


6. COMMENT. Please confirm that any derivatives included as investments that satisfy the Fund's 80% test will (a) have economic characteristics similar to equity securities and (b) be valued for purposes of the Fund's 80% test on their market, as opposed to notional, value.

     RESPONSE. The Adviser has confirmed that any derivatives included as investments that satisfy the Fund's 80% test will have economic characteristics similar to equity securities. The Adviser notes that the Fund will generally use the market values of derivatives for purposes of its 80% test, but the Fund may use the notional values of derivatives for purposes of its 80% test in appropriate circumstances. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to- market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% test. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, the Fund would typically expect to use that amount for purposes of its 80% test.

7. COMMENT. In the "Investment Adviser" section, please describe the Adviser's experience as an investment adviser.

     RESPONSE. The first sentence of the section has been revised to read as follows: "R Squared Capital Management L.P. (the "Adviser") is a Delaware limited partnership founded in 2013 to serve as the investment adviser to the Fund."

8. COMMENT. In the "Investment Adviser" section, please provide the period covered by the annual or semi-annual report that will discuss the basis for the board of directors approving the Fund's investment advisory agreement.

     RESPONSE. The requested change will be made in a subsequent post-effective amendment to the Trust's registration statement, once the information is available.

9.   COMMENT. In the "Performance Data of the Portfolio Managers" section:

          a. Please confirm supplementally that the Portfolio Managers were identified in the Comparable Fund's prospectuses as the portfolio managers of the Comparable Fund throughout the Relevant Period.

     RESPONSE. The Adviser has confirmed that the Portfolio Managers were identified in the Comparable Fund's prospectuses as the portfolio managers of the Comparable Fund throughout the Relevant Period.

          b. Please confirm supplementally that the Comparable Fund performance data is net of any sales charges imposed on purchases of the Comparable Fund during the Relevant Period.




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

     RESPONSE. The Adviser has confirmed that no sales charges were imposed on purchases of the Comparable Fund during the Relevant Period.

          c. Please disclose whether the manner in which the Comparable Fund performance data was calculated differs from the SEC standardized performance methodology for registered mutual funds.

     RESPONSE. The Adviser has confirmed that the Comparable Fund performance data was calculated in accordance with SEC standardized performance methodology for registered mutual funds.

          d. Please supplementally confirm the source of the Comparable Fund performance data.

     RESPONSE. The Comparable Fund performance data was calculated based on the Adviser's records.

10. COMMENT. In the "Purchasing and Selling Fund Shares" section, please clarify in the table under the heading "How to Choose a Share Class" that Institutional Class Shares are not subject to a 12b-1 fee.

          RESPONSE. The requested change has been made.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

11. COMMENT. With respect to any Fund investments in total return swaps, please confirm that the Fund will comply with the coverage requirements set forth in Investment Company Rel. No. 10666 (Apr. 18, 1979) and that the Fund acknowledges that the SEC issued a concept release regarding the use of derivatives by investment companies under the 1940 Act (August 31, 2011) and future SEC guidance in this area may negatively affect the Fund's operations and its ability to invest in total return swaps and other derivatives or use derivative strategies to the extent desired.

     RESPONSE. With respect to any Fund investments in total return swaps, the Fund will comply with the coverage requirements set forth in Investment Company Rel. No. 10666 (Apr. 18, 1979) and the Fund acknowledges that the SEC issued a concept release regarding the use of derivatives by investment companies under the 1940 Act (August 31, 2011) and future SEC guidance in this area may negatively affect the Fund's operations and its ability to invest in total return swaps and other derivatives or use derivative strategies to the extent desired.

12. COMMENT. In the "Investment Limitations" section, please delete the sentence under the "Non-Fundamental Policies" heading that reads: "These non-fundamental policies are based upon the regulations currently set forth in the 1940 Act."

     RESPONSE. The requested change has been made.



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13.  COMMENT. Please include the Adviser's proxy voting policies and procedures in Appendix B.

     RESPONSE. The Adviser's proxy voting policies and procedures are included in Appendix B to the Statement of Additional Information filed as part of post-effective amendment No. 162 to the Trust's registration statement.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
---------------
Leon Salkin



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